Correspondence

VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Allure Worldwide, Inc. Amendment to Registration Statement on Form S-1 Filed April 15, 2020 File No. 333-234815

To Whom it May Concern:

The following is response to the comment letter received on April 30, 2020.

Amendment to Form S-1 filed April 15, 2020

The Offering, page 7

1.	We note no revisions have been made in response to prior comment 4; therefore, we reissue the comment. Please revise to add the following two sentences which were deleted to the bottom of the third paragraph on page 8 in The Offering section “Unless 80% of investors elect to remain investors, all investors will be entitled to the return of a pro rata portion of the Deposited Funds (without interest) and none of the Deposited Securities will be issued to investors. In the event an acquisition is not consummated within 18 months of the effective date of this prospectus, the net Deposited Funds will be returned on a pro rata basis to all investors.”

Inserted and marked.

Part II Exhibits and Financial Statement Schedules, page II-2

2.	Please file a copy of the executed escrow agreement as an exhibit to the registration statement. We may have further comment.

Exhibit added.

Exhibit 23, page II-2

3.	Please obtain and file as Exhibit 23 an updated consent from your independent auditors. To the extent the consent references a specific amendment, please ensure that it references the current amendment.

Current Consent added.

Signatures, page II-5

4.	Please revise to add the following statement, in the appropriate location, on your signatures page “Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.”

Statement added.

Sincerely,

/s/ Robert Bubeck

Robert Bubeck

Allure Worldwide, Inc.

cc:	William Demarest

Jennifer Monick

Ruairi Regan

David Link